

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2011

Jack Kaye
Chief Executive Officer
Technis, Inc.
140 Broadway, 46th Floor
New York, NY 10005

> **Re: Technis, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 5, 2010**
> **File No. 333-171548**

Dear Mr. Kaye:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are a development stage company with limited assets and an expectation for continuing ongoing losses from operations over the near term. Please review Rule 419 of Regulation C and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of Rule 419 or provide us with an explanation of why Rule 419 does not apply.

2. We note that on page F-7 you state that Montroyal Investment Limited is a related party. We also note that Mr. Kaye and Mr. Smith own nine million and one million, respectively, of the 12 million shares that are currently outstanding. Thus, either the shares being registered for resale are held by an affiliate or they represent 100% percent of your outstanding common shares held by non-affiliates. Under these circumstances, it appears that the selling stockholder may be acting as conduit for the company in an indirect primary offering. Please provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in

Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

Alternatively, because the company is not eligible to conduct an at-the-market equity offering pursuant to Rule 415(a)(4), disclose a fixed offering price for the duration of the offering by the selling stockholder and identify the selling stockholder as underwriters on the prospectus cover page.

3. Please provide the disclosure required by Items 504, 505 and 506 of Regulation S-K.

Prospectus Cover Page

4. We note that you are offering 2 million shares of common stock on a self-underwritten basis. Please prominently disclose whether there is a minimum amount of shares that must be sold by the company in this offering. If there is no minimum amount of shares that must be sold by the company, please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

- Has not received enough proceeds from the offering to begin operations; and
- Has no market for its shares.

5. Please provide disclosure on the prospectus cover page regarding the amount of proceeds to the company if 25%, 50%, 75% and 100% of the shares being offered are sold.

6. Please disclose a time period after which the offering will terminate.

7. Please clearly disclose who will be selling the shares on behalf of the company in this offering. To the extent your executive officers will be selling the shares on behalf of the company, please disclose what exemption, if any, such executive officers will rely on so as not to be deemed broker-dealers for purposes of this transaction. If your executive officers plan to rely on the safe harbor in Rule 3a4-1 of the Securities Act, please disclose that they satisfy all the requirements of that rule.

Table of Contents, page 2

8. Please provide the disclosure regarding dealer prospectus delivery obligations pursuant to Item 502(b) of Regulation S-K.

Prospectus Summary, page 3

9. Disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

10. Please expand your prospectus summary to provide a discussion of your future growth strategy, including your intended material sources of revenue.

11. Please provide a detailed summary of the transaction with Montroyal Investments Limited, including a description of its relationship with the company.

12. Throughout your disclosure, please differentiate between those aspects of your business or product(s) that are operational and those aspects that are aspirational in nature. For example, to the extent that certain of your products are not yet functional and require additional research and development, you should address the current status of the product and time, costs and risks involved with becoming operational.

13. We note that your current cash reserves will not allow you to remain in business for the next 12 months. Please disclose the amount you would need to raise in this offering to execute your business plan over the next twelve months. In addition, to the extent there is no minimum amount of shares that must be sold in this offering, please disclose the impact it would have on your business plan if you sold less than the maximum amount of shares being offered. This disclosure should be provided assuming that you sold 25%, 50% and 75%, respectively, of the shares being offered.

14. Please provide additional disclosure regarding your acquisition strategy, including timing. In addition, please disclose whether you intend to use proceeds from this offering to fund acquisitions.

The Offering, page 4

15. Please disclose the number of shares to be outstanding following the offering. In addition, please disclose the number of shares held by officers, directors and affiliates.

16. Please provide disclosure regarding your anticipated use of the proceeds from this offering.

Transactions being Registered in this Prospectus, page 5

17. We note that the company has 12 million shares of common stock outstanding. Please clarify whether this includes the two million shares issued to Montroyal Investments Limited in September 2010. If so, please disclose when those shares were issued. If not, please disclose why those shares have not been issued and when you anticipate issuing such shares.

Risk Factors, page 5

Our working capital is limited in that we have no cash reserves…, page 6

18. We note the statement that this "offering will not address our working capital concerns since this offering is made on behalf of selling security holders." Please reconcile this

with your disclosure on the Prospectus Cover page that you intend to sell two million shares of common stock on your behalf.

Jack Kaye will continue to influence matters affecting our Company…, page 8

19. According to the company's beneficial ownership table on page 20, Mr. Kaye and Mr. Smith own over 80% of the company's outstanding common stock and will continue to own over 70% following the offering. Please revise.

20. Please provide risk factor disclosure regarding the apparent lack of experience of your officers and directors in running a public company that is a reporting company with the Securities and Exchange Commission.

21. We note your disclosure on page 12 that your MiData technology is especially relevant to third world countries. Please provide risk factor disclosure regarding your apparent lack of experience operating internationally.

Market for Common Equity and Related Stockholder Matters, page 11

22. Pursuant to Item 201(a)(2)(ii), please disclose the number of shares that may be sold pursuant to Rule 144 of the Securities Act.

Description of Business, page 11

23. We note that your primary assets are proprietary technology you acquired from Montroyal Investments. Please provide additional disclosure regarding this acquisition, including specific disclosure regarding the acquired proprietary technology. To the extent any of the acquired assets include patents, trademarks, license agreements or other intellectual property, please provide disclosure regarding such intellectual property including the name and duration of any patents or trademarks. In addition, if your technology is not covered by patent or trademark, please disclose how you expect to preserve the value of your proprietary assets (e.g. contractual arrangements, nondisclosure agreements, etc.)

24. Please provide the disclosure required by Item 101(h)(4)(xii) and 101(h)(5).

25. Please provide the disclosure required by Item 103 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 14

26. Include an overview section that discusses management's reasons for becoming a public company. Discuss the pros and cons of doing so, including management's estimate on the increased expenses of publicly reporting. We note that the expenses of the offering are approximately 60% of the maximum offering proceeds.

27. Please address the known demands, commitments, and uncertainties that your planned start up of MiData and Beach Guard operations will have on your liquidity and capital resources, as required by Items 303(a)(1) and 303(a)(2)(ii) of Regulation S-K.

28. Please revise this section to outline the various steps involved in your proposed business plan, a time line for achieving each step and the associated costs. Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your ability/inability to raise further capital.

Directors and Executive Officers…, page 17

29. Please provide disclosure regarding whether your officers, directors or promoters have been involved in any legal proceedings required to be disclosed pursuant to Item 401 of Regulation S-K during the last ten years.

Summary Compensation Table, page 19

30. Pursuant to Item 402(n)(2)(v), please provide the aggregate grant date fair value of the stock awards granted to Mr. Kaye and Mr. Smith computed in accordance with FASB ASC Topic 718. In addition, please include a footnote disclosing all assumptions made in the valuation.

Certain Relationships and Related Transactions, page 19

31. To the extent Montroyal Investments Limited is a related party, please provide disclosure required by Item 404 regarding the transaction whereby you acquired Beach Guard and MiData.

Security Ownership of Certain Beneficial Owners and Management, page 20

32. We note that Montroyal Investments Limited does or will hold two million shares of common stock prior to completion of this offering. As a result, Montroyal should be included in this table as a greater than 5% holder pursuant to Item 403 of Regulation S-K.

Plan of Distribution, page 20

33. Please add disclosure here regarding the company's plan to distribute the shares it is offering pursuant to this prospectus.

34. Until you acquired your proprietary technology, it appears your company was a shell company. If so, Rule 144 will not be available for resale of your common stock until one year from the filing of this registration statement. Please discuss this limitation on transfer. See Item 201(a)(2) of Regulation S-K.

Financial Statements

Balance Sheet

35. We note as of the balance sheet date no shares were issued in connection with the purchase of the intellectual property. Revise your balance sheet to reflect the amount owed for the purchase of the intellectual property as a liability.

Costs of Computer Software to be Sold or Otherwise Marketed, page F-8 (incorrectly designed as page F-11)

36. We note you valued the portfolio of IP, received from a related party, at the historic cost to develop of $1,361,000. It is unclear to us if "the historic cost to develop" is, in fact, all the costs incurred to develop the software or only those costs incurred subsequent to the establishment of technological feasibility. Please advise us in detail and clarify your disclosures.

37. If technological feasibility has been established, please explain to us in detail including when you established technological feasibility and how you determined that it was established. Refer to the guidance in ASC 985-20-25-2. Also, please provide us a quantified summary, identifying by nature and type, each of the costs incurred subsequent to the establishment of technological feasibility. Please identify in this analysis any related party transactions, any services received for no or below market consideration, any non-monetary consideration, or any services where the related payment obligation remains unpaid.

38. We note that Montroyal Investment Ltd. may dispose of its interest in Technis, Inc. upon completion of the proposed offering. Please clarify to what degree, if any, Montroyal Investment Ltd. will retain an interest, direct or indirect, in the transferred software and advise us. In addition, advise us and expand your disclosure to specifically address each of the following:

- How Montroyal Investments Ltd. acquired ownership of the intellectual rights to each software product and from whom they were acquired,
- Identify by whom these intellectual properties were developed,
- The nature, amount, and timing of the consideration given by Montroyal Investments Ltd. in exchange for these properties, and
- How historical cost for each product was determined.

Recent Sales of Unregistered Securities, part II-2

39. Please provide disclosure regarding the stock awards granted to Mr. Kaye and Mr. Smith pursuant to Item 701 of Regulation S-K.

Undertakings, Part II

    40. Please remove the references to small business issuer in your undertakings.

Exhibits

    41. Please file exhibits 3.1, 3.2, 10.1 and 10.2 in connection with your amended registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Kempf, Staff Accountant, at (202) 551-3325 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director

Fax: Michael Krome, Esq.
        (631) 737-8382